Exhibit 8.2

Boards of Directors

Clifton MHC

Clifton Savings Bancorp, Inc.

Clifton Savings Bank

Clifton Bancorp Inc.

1433 Van Houten Avenue

Clifton, New Jersey 07013

Dear Board Members:

You have requested our opinion relating to certain New Jersey and Maryland tax consequences of the transactions that will occur pursuant to the Amended and Restated Plan of Conversion and Reorganization (the “Plan”) between and among Clifton MHC, (the “Mutual Holding Company”), Clifton Savings Bancorp, Inc., a mid-tier holding company (the “Mid-Tier Holding Company”), Clifton Bancorp Inc., a Maryland corporation recently organized to become the new holding company for Clifton Savings Bank (the “Holding Company”), and Clifton Savings Bank, which is currently a wholly-owned subsidiary of the Mid-Tier Holding Company (the “Bank”). Capitalized terms used but not defined herein shall have the meanings set forth in the Plan.

Kilpatrick Townsend & Stockton LLP, special tax counsel to Mutual Holding Company, Mid-Tier Holding Company, Holding Company, and Bank, will have issued an opinion (the “Federal Income Tax Opinion”) as to certain federal income tax issues relating to the Plan, which we have reviewed. The conclusions set forth herein rely upon the proposed transactions, facts, assumptions, representations and conclusions as set forth in the Federal Income Tax Opinion.

FACTS

We incorporate by reference the facts set out in the Federal Income Tax Opinion and summarize those facts as follows:

1.	The Bank is a federally-chartered savings bank headquartered in Clifton, New Jersey.

2.	The Bank reorganized into mutual holding company form in 2004 by converting to stock form and organizing and issuing all of its outstanding common stock to the Mutual Holding Company, a federally-chartered mutual holding company, whereupon the members of the Bank became members of the Mutual Holding Company (the “Members”).

3.	In 2004, the Bank reorganized into mid-tier mutual holding company form and became the wholly-owned subsidiary of the Mid-Tier Holding Company that was formed in connection with the reorganization. Whereupon, the Mid-Tier Holding Company issued the majority of its common stock to the Mutual Holding Company and the balance to the Clifton Savings Bank, SLA Employee Stock Ownership Plan and the Bank’s eligible members.

4.	The Boards of Directors of the Mutual Holding Company, the Mid-Tier Holding Company, the Holding Company, and the Bank have adopted the Plan to provide for the conversion of the Mutual Holding Company from the federally-chartered mutual holding company form of organization to the capital stock form of organization.

5.	The Holding Company, a Maryland stock corporation, was incorporated as part of the Plan and will succeed to all the rights and obligations of the Mutual Holding Company and the Mid-Tier Holding Company and will issue Holding Company Common Stock.

CONVERSION AND OFFERING

The Plan contemplates that each of the integrated transactions described below will be undertaken pursuant to the Plan:

(1) The Mutual Holding Company will convert to stock form (the “MHC Conversion”) and immediately thereafter merge with and into the Mid-Tier Holding Company, with the Mid-Tier Holding Company being the survivor thereof (the “MHC Merger”). The Members will automatically, without any further action on their part, receive liquidation interests in the Mid-Tier Holding Company in exchange for their liquidation interests in the Mutual Holding Company. The shares of the Mid-Tier Holding Company held by the Mutual Holding Company immediately prior to the MHC Merger will be cancelled.

(2) Immediately after the MHC Merger, the Mid-Tier Holding Company will merge with and into the Holding Company, with the Holding Company being the survivor thereof (the “Mid-Tier Holding Company Merger”). As part of the Mid-Tier Holding Company Merger, the liquidation interests in the Mid-Tier Holding Company constructively received by the Members in connection with the MHC Merger will automatically, without any further action on the part of the holders thereof, be exchanged for interests in the Liquidation Account (as defined below), and the shares of Mid-Tier Holding Company Common Stock held by public shareholders will be converted into and become the right to receive Holding Company Common Stock based on the Exchange Ratio.

(3) Immediately after the Mid-Tier Holding Company Merger, the Holding Company will issue shares of Holding Company Common Stock in the Offering in accordance with the terms of the Plan.

(4) The Holding Company will contribute a portion of the net proceeds of the Offering to the Bank in constructive exchange for Bank Common Stock and the Bank Liquidation Account.

Following the Conversion and Offering, a liquidation account will be maintained by the Holding Company for the benefit of Eligible Account Holders who continue to maintain their deposit accounts with the Bank (the “Liquidation Account”). Pursuant to the Plan, the initial balance of the Liquidation Account will be equal to the product of (a) the percentage of the outstanding shares of Mid-Tier Holding Company Common Stock owned by the Mutual Holding Company multiplied by (b) the Mid-Tier Holding Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final offering Prospectus utilized in the Offering plus the value of the net assets of the Mutual Holding Company as reflected in the latest statement of financial condition of the Mutual Holding Company prior to the effective date of the Conversion and Offering (excluding the ownership of Mid-Tier Holding Company Common Stock). Also pursuant to the Plan, a liquidation account will be established and maintained by the Bank for the benefit of Account Holders who continue to remain depositors of the Bank (the “Bank Liquidation Account”).

All of the shares of Mid-Tier Holding Company Common Stock (other than shares owned by the Mutual Holding Company) outstanding immediately prior to the effective time of the Mid-Tier Holding Company Merger will be converted into and become shares of Holding Company Common Stock pursuant to the Exchange Ratio, plus cash in lieu of fractional shares. Immediately following the Mid-Tier Holding Company Merger, additional shares of Holding Company Common Stock will be sold in the Offering.

As a result of the MHC Merger and the Mid-Tier Holding Company Merger, the Holding Company will be a publicly-held corporation, will register the Holding Company Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, and will become subject to the rules and regulations thereunder and file periodic reports and proxy statements with the SEC. The Bank will become a wholly-owned subsidiary of the Holding Company and will continue to carry on its business and activities as conducted immediately prior to the Conversion and Offering.

The stockholders of the Holding Company will be the former minority stockholders of the Mid-Tier Holding Company immediately prior to the Mid-Tier Holding Company Merger, plus those persons who purchase shares of Holding Company Common Stock in the Offering. No person or group of persons acting in concert will acquire more than 50% of the outstanding shares of Holding Company in the Offering.

Rights to subscribe for Holding Company Common Stock will be granted to certain account holders (the “Account Holders”). The subscription rights are to be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipients with the right only to purchase shares of common stock at the same price paid by members of the general public in any Community Offering, with the price to be paid for the common stock being equal to the value determined by an independent appraiser.

Neither the Mutual Holding Company nor the Mid-Tier Holding Company own any tangible personal or real property.

The Holding Company will at no time have offices, payroll or receipts in the State of Maryland nor will it carryon any business in the State.

LAW AND ANALYSIS

The Federal Income Tax Opinion concludes that for federal income tax purposes none of the transactions contemplated in the Conversion and Offering will result in the recognition of taxable income or loss to Mutual Holding Company, Mid-Tier Holding Company, Holding Company, Bank, Members or Account Holders.

New Jersey imposes a 9% Corporation Business Tax (“CBT”) on the entire net income of “corporations,” which includes the Mutual Holding Company, the Mid-Tier Holding Company, the Holding Company, and the Bank. (N.J.R.S. §54:10A-34). A taxpayer’s entire net income for CBT purposes is initially equal to its federal taxable income before net operating losses and special deductions. (N.J.R.S. §54:10A-4(k)). There are specified adjustments that must be made to federal taxable income to determine entire net income, however, none are pertinent here. (N.J.R.S. §54:10A-4(k)).

Accordingly, none of the corporations participating in the Conversion and Reorganization will recognize CBT taxable income or loss related to the Conversion and Reorganization if they do not recognize taxable income or loss for federal income tax purposes.

New Jersey imposes a gross income tax (“GIT”) on the New Jersey gross income of residents and non-residents. (N.J.R.S. §54A:2-1). The GIT is imposed upon New Jersey gross income, consisting of specific categories of income (N.J.R.S. §54A:5-1) including a category for “net gains or income from the disposition of property.” In determining gain or loss on disposition of property for GIT purposes, the basis of property is the same as that used for federal income tax purposes. (N.J.R.S. §54A:5-1.c). However, gains or income from transactions that are subject to non-recognition for federal income tax purposes are likewise not recognized for GIT. (N.J.R.S. §54A:5-1.c). Therefore, to the extent that no gain or loss is recognized by the Members, the Account Holders or public shareholders of Mid-Tier Holding Company for federal income tax purposes in the Conversion and Offering, no gain or loss will be recognized by these persons for GIT purposes.

Neither the GIT nor the CBT provides for a lower rate of tax on capital gains. Accordingly, holding periods for assets is not relevant for purposes of those taxes.

New Jersey imposes sales/use tax under N.J.R.S. §54:32B-3 upon a “retail sale of tangible personal property or a specialized digital product” unless it is specifically exempted. Neither the Mutual Holding Company nor the Mid-Tier Holding Company own any tangible personal property. Accordingly, the transfers of property in the Conversion and Offering will not attract New Jersey sales/use tax.

New Jersey imposes fees in connection with the conveyance of real property, which are together referred to herein as the “realty transfer tax”. (N.J.R.S. §46:15-7). The realty transfer tax is imposed upon the recording of deeds evidencing transfer of title to real property and is calculated based on the amount of consideration recited in the deed. (N.J.R.S. §46:15-7). Under N.J.R.S. §46:15-7.2, an additional 1% fee is imposed upon the grantee of a deed for the transfer of real property for more than $1 million that is classified as Class 4A “commercial property” for assessment purposes. Provided no deeds are presented for recording, no realty transfer tax will be due as a result of the Conversion and Offering.

New Jersey imposes a Controlling Interest Transfer Tax upon the transfer of a controlling interest in an entity with a controlling interest in classified real property if the equalized assessed value of the classified real property is greater than $1,000,000. The tax is equal to 1% of the consideration paid on the sale or transfer. (N.J.R.S. §54:15C-1.a(1)). The tax applies when a single purchaser acquires, or a group of purchasers acting in concert acquire, a Controlling Interest in an entity. (N.J.R.S. §54:15C-1.a.(2)). “Controlling interest” means, in the case of a corporation, more than fifty per cent of the total combined voting power of all classes of stock of that corporation. (N.J.R.S. §54:15C-1.g). However, where the sale or transfer is incidental to a corporate merger or acquisition, the tax does not apply provided the equalized assessed value of the real property transferred is less than 20% of the total value of all the assets exchanged in the merger or acquisition. (N.J.R.S. §54:15C-1.c(5)). A similar provision applies in respect of the additional 1% fee. (N.J.R.S. §46:15-7.(2(b)(2))

Maryland only requires a corporation income tax return from those corporations with Maryland Taxable Income. As the Holding Company will have no offices, payroll or receipts in Maryland, it will not have taxable income in Maryland and, therefore, it will not be subject to tax in Maryland upon any of the transactions pursuant to the Conversion and Reorganization. (Sec. 10-810, Tax General Art.)

OPINION

Based upon our review of the agreements and documents mentioned herein, additional representations and information provided and the facts, assumptions and conclusions of the Federal Income Tax Opinion, it is our opinion that:

1)	No gain or loss will be recognized by Mutual Holding Company, Mid-Tier Holding Company or Holding Company for New Jersey CBT purposes in the proposed Conversion and Offering (N.J.R.S. §54:10A-4(k)).

2)	No gain or loss will be recognized for New Jersey GIT or CBT purposes by the Account Holders in the exchange of voting and liquidation rights in Mutual Holding Company for liquidation interests in Mid-Tier Holding Company pursuant to the MHC Merger, or the exchange of liquidation interests in the Mid-Tier Holding Company for interests in the Liquidation Account in the Mid-Tier Holding Company Merger. (N.J.R.S. §54A:5C-1.c).

3)	It is more likely than not that no taxable income will be recognized by the Account Holders for New Jersey GIT or CBT purposes related to the constructive distribution to the Account Holders of interests in the Bank Liquidation Account.

4)	It is more likely than not that neither the issuance of subscription rights to the recipients nor the exercise of those rights by recipients will result in any taxable income to the recipients for New Jersey GIT or CBT purposes.

5)	No gain or loss will be recognized for New Jersey GIT or CBT purposes by public shareholders of Mid-Tier Holding Company upon the exchange of their Mid-Tier Holding Company Common Stock for Holding Company Common Stock in the Mid-Tier Holding Company Merger, except for cash paid in lieu of fractional shares.

6)	Public shareholders who receive cash payments in exchange for fractional shares will recognize gain or loss, to the extent that the cash they receive differs from the basis allocable to such fractional shares.

7)	The Holding Company will not recognize any taxable gain or loss for Maryland purposes on any of the transactions pursuant to the Conversion and Reorganization.

8)	The Conversion, the MHC Merger and the Mid-Tier Holding Company Merger will not attract any New Jersey sales/use tax liability.

9)	The Conversion, the MHC Merger, the Mid-Tier Holding Company Merger and the Offering will not attract any New Jersey realty transfer tax.

Since this opinion letter is provided in advance of the closing of the Conversion and Offering, we have assumed that the transactions will be consummated as described herein. Any differences could cause us to modify the opinion expressed herein.

In providing our opinion, we have considered the provisions of New Jersey and Maryland tax law, regulations, rulings and judicial precedent as well as the Code, Treasury regulations, federal judicial precedent and Internal Revenue Service rulings, to date. A change in the authorities upon which our opinion is based could affect our conclusions. Moreover, there can be no assurances that our opinion, if challenged, will be accepted by the State of New Jersey or the State of Maryland. We have assumed the authenticity of original documents, the accuracy of copies and the genuineness of signatures. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined.

In issuing our opinions, we have assumed that the transactions comprising the Conversion and Offering have been duly and validly authorized and that the various representations and warranties provided by management are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect, if any, of variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Conversion and Reorganization under the federal income tax laws.

We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth above. This opinion is rendered for your use only, and may not be delivered to or relied upon by any other person or entity without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the Application for Conversion and Offering.

Very truly yours,

23 January 2014

Philadelphia, Pennsylvania